UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32360

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.
(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On August 7, 2012, Akorn, Inc. (the “Company”) filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the previously issued financial statements contained in Akorn’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 should not be relied upon because of errors in those financial statements and that those financial statements would be restated to make the necessary accounting adjustments. These restatements relate to the Company’s purchase price for the acquisition of certain assets of Kilitch Drugs (India) Limited and the re-characterization of approximately $8.3 million of originally recorded purchase price as additional expense for the quarter ended March 31, 2012. In connection with this matter, the Company has re-evaluated its conclusions regarding the effectiveness of its internal control over financial reporting for the affected periods and determined that a material weakness existed as of March 31, 2012.  Accordingly, the Company will restate its disclosures as of March 31, 2012 to include the identification of a material weakness related to its restatement.

As a result of these restatements, the Company is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2012 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-Q.  The Company expects to file the Quarterly Report on Form 10-Q by August 14, 2012.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Timothy A. Dick, (847) 847-6100.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
 ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Akorn, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2012	By:	/s/ Timothy A. Dick
Timothy A. Dick Chief Financial Officer

page 1  - Attachment to Akorn, Inc. Form 12b-25

On August 7, 2012, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the previously issued financial statements contained in Akorn’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 should not be relied upon because of errors in those financial statements and that those financial statements would be restated to make the necessary accounting adjustments. The previously disclosed $66.7 million purchase price for the acquisition of certain assets of Kilitch Drugs (India) Limited was originally recorded in the first quarter of 2012. During the second quarter of 2012, the Company determined that its preliminary accounting for the acquisition of certain assets of Kilitch Drugs (India) Limited needed to be corrected, as certain items that had been previously capitalized as purchase price needed to be expensed as either compensation earned from the achievement of acquisition related milestones or other acquisition costs. As a result of the restatement Akorn will re-characterize approximately $8.3 million of originally recorded purchase price as additional expense for the quarter ended March 31, 2012.

In addition, the Company’s consolidated statement of cash flows for the three months ended March 31, 2012 and 2011 have been adjusted to correct a classification error.  The error resulted in an understatement of net cash provided by operating activities of $1.4 million, with a corresponding understatement of net cash used in investing activities for the three months ended March 31, 2012 and an overstatement of net cash provided by operating activities of $0.5 million, with a corresponding overstatement of net cash used in investing activities for the three month period ended March 31, 2011.

The tables below present the preliminary effect of the financial statement adjustments related to the restatement of our previously reported financial statements as of and for the three month period ended March 31, 2012 and are subject to further review.  The effect of the restatement on the condensed consolidated balance sheet as of March 31, 2012 is as follows:

March 31, 2012	As Reported	Adjustments	As Restated
Goodwill	$41,282	$(7,616)	$33,666
Total Other Long-Term Assets	140,189	(7,616)	132,573
Total Assets	323,958	(7,616)	316,342
Contingent consideration payable	3,926	(3,926)	-
Accrued acquisition related compensation	-	4,330	4,330
Total Current Liabilities	33,207	404	33,611
Deferred taxes – non-current	4,846	(1,022)	3,824
Total Long-Term Liabilities	122,979	(1,022)	121,957
Total Liabilities	156,186	(618)	155,568
Accumulated deficit	(63,882)	(7,264)	(71,146)
Accumulated other comprehensive income	(2,469)	266	(2,203)
Total Shareholders’ Equity	167,772	(6,998)	160,774
Total Liabilities and Shareholders’ Equity	323,958	(7,616)	316,342

page 2  - Attachment to Akorn, Inc. Form 12b-25

The effect of the restatement on the condensed consolidated income statement for the three months ended March 31, 2012 is as follows:

	As Reported	Adjustments	As Restated
Selling, general and administrative expenses	$10,475	$(136)	$10,339
Acquisition related costs	-	8,460	8,460
Total Operating Expenses	14,915	8,324	23,239
Operating Income	15,986	(8,324)	7,662
Income before income taxes	13,566	(8,324)	5,242
Income tax provision	5,074	(1,060)	4,014
Consolidated net income	8,492	(7,264)	1,228
Net Income Per Share
Basic	0.09	(0.08)	0.01
Diluted	0.08	(0.07)	0.01
Comprehensive income
Consolidated net income	8,492	(7,264)	1,228
Foreign currency translation loss	(2,469)	266	(2,203)
Comprehensive income	6,023	(6,998)	(975)

The effect of the restatements on the condensed consolidated statement of cash flows for the three months ended March 31, 2012 and 2011 is as follows:

2012	As Reported	Adjustments	As Restated
Consolidated net income	$8,492	$(7,264)	$1,228
Deferred tax assets, net	2,837	(1,060)	1,777
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade accounts payable	(3,788)	1,412	(2,376)
Accrued expenses and other liabilities	3,659	4,397	8,056
Net cash provided by operating activities	6,571	(2,515)	4,056
Payments for acquisitions	(60,072)	3,841	(56,231)
Purchases of property plant and equipment	(3,974)	(1,412)	(5,386)
Net cash used in investing activities	(64,046)	2,429	(61,617)
Effect of exchange rate changes on cash and cash equivalents	(267)	86	(181)
(Decrease) increase in Cash and Cash Equivalents	(55,624)	_	(55,624)
Cash and Cash Equivalents at End of Period	28,338	_	28,338

2011	As Reported	Adjustments	As Restated
Changes in operating assets and liabilities, net of effects of acquisitions:
Trade accounts payable	1,583	(495)	1,088
Net cash provided by operating activities	2,322	(495)	1,827
Purchases of property plant and equipment	(2,131)	495	(1,636)
Net cash used in investing activities	(339)	495	156
Increase (decrease) in Cash and Cash Equivalents	41,623	–	41,623
Cash and Cash Equivalents at End of Period	45,712	–	45,712

page 3  - Attachment to Akorn, Inc. Form 12b-25

In connection with this matter, the Company has re-evaluated its conclusions regarding the effectiveness of its internal control over financial reporting for the affected periods and determined that a material weakness existed as of March 31, 2012.  The Company had previously concluded in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 that its controls were effective as of March 31, 2012.  As a result of the material weakness, the Company has now concluded that such controls were ineffective.  Accordingly, the Company will restate its disclosures as of March 31, 2012 to include the identification of a material weakness related to its restatement.  The Company is actively engaged in remediating the material weakness.

As a result of these factors, the Company expects that the Quarterly Report on Form 10-Q will reflect a change in the results of operations from the fiscal quarter and three months ended March 31, 2012.

Because of the additional time required to finalize the necessary accounting corrections which will impact the periods to be presented therein, the Company does not expect to complete the preparation of its financial statements for the fiscal quarter ended June 30, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q. The Company expects to file the Quarterly Report on Form 10-Q by August 14, 2012.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Form 12b-25. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Form 12b-25. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, the anticipated impact of the adjustments, the timing of the Company’s restatement of its financial statements, the Company’s ability to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 by the extension of the deadline and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25.